UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act Of 1934

(Amendment No. 1)*

W&T Offshore, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

92922P106

(CUSIP Number)

Jerome F. Freel

Nine Greenway Plaza, Suite 300

Houston, Texas 77046

713.626.8525

(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

April 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only). Jerome F. Freel
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,087,270
8. Shared Voting Power 0
9. Sole Dispositive Power 5,087,270
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,087,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.66% (1)
14.	Type of Reporting Person IN

(1)	Based upon 76,369,123 shares of Common Stock outstanding on March 26, 2008.

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on February 11, 2005 (the “Schedule 13D”).

Preliminary Note: The Reporting Person is filing this Schedule 13D/A with respect to the Common Stock, par value $.00001 per share (the “Common Stock”), of W&T Offshore, Inc. (the “Company”). This Amendment to the Schedule 13D is being filed to report that Jerome F. Freel (“Mr. Freel”) is no longer beneficial owner of certain shares reported in his initial Schedule 13D filing.

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

(a) There are 76,369,123 shares of Common Stock outstanding on March 26, 2008.

As of April 10, 2008, assuming 76,369,123 shares outstanding, Mr. Freel beneficially owns an aggregate of 5,087,270 shares of Common Stock, representing, in the aggregate, approximately 6.66% of the outstanding shares of Common Stock.

(b) Mr. Freel has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of 5,087,270 shares of the Common Stock he beneficially owns as indicated above.

(c) The Reporting Person made the following sales, each of which were through brokerage transactions, in the last 60 days.

On March 5, 2008, sale of 300,000 shares at $33.5278 per share.

On March 6, 2008, sale of 331,700 shares at $32.6474 per share.

On March 7, 2008, sale of 140,000 shares at $32.2809 per share.

On March 7, 2008, sale of 228,300 shares at $32.0364 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 10, 2008

By:	/s/ Jerome F. Freel
Jerome F. Freel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10

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